December 9, 2010
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Russell Mancuso
Branch Chief

Re:	LDK Solar Co., Ltd.
Application for Qualification of Indenture on Form T-3
Filed on November 24, 2010 and amended December 3, 2010
File No. 022-28946
Dear Mr. Mancuso:
     On behalf of LDK Solar Co., Ltd. (the “Company”) we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 7, 2010 relating to the Company’s Application for Qualification of Indenture on Form T-3 (File No. 022-28946) filed with the Commission on November 24, 2010 and amended December 3, 2010.
     Through our outside counsel, Sidley Austin LLP, we have responded to numbered comment one under separate cover, and we are concurrently filing via EDGAR Amendment No. 1 to the Company’s Issuer Self-Tender Statement on Schedule TO (File No. 005-83756). Pursuant to your request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the application effective, it does not foreclose the Commission from taking any action with respect to the application;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the application effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the application; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jack Lai
Jack Lai
Chief Financial Officer

cc:	Huanting Timothy Li
John A. Fore
Edward D. Ricchiuto